May 20, 2013

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA FACSIMILE AND EDGAR TRANSMISSION

Re:	Universal Truckload Services, Inc.

Registration Statement on Form S-3

Filed March 28, 2013

File No. 333-187587

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, Universal Truckload Services, Inc. (the “Company”) hereby requests that the effective date of the referenced Registration Statement of Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 3:00 p.m., Eastern Time, on Wednesday, May 22, 2013, or as soon thereafter as is practicable.

In connection with this request, I confirm that the Company is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the offering of the securities covered by the Registration Statement. Further, I acknowledge on behalf of the Company that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Because the Company’s filing registers securities for offering on a continuous or delayed basis under Rule 415, and because no such offering has commenced nor have underwriters for such an offering been engaged, the requirements of Rule 461 regarding underwriters are not applicable to the Company’s acceleration request.

If you have questions or require additional information, please contact the Company’s counsel, C. Douglas Buford, Jr., at (501) 688-8866.

Sincerely yours,

UNIVERSAL TRUCKLOAD SERVICES, INC.

/s/ David A. Crittenden

David A. Crittenden
Chief Financial Officer

cc:	Ada D. Sarmento

C. Douglas Buford, Jr.